Exhibit 99.1

Marine Harvest ASA to merge Marine Harvest Chile with AquaChile

The Board of Directors of Marine Harvest ASA is pleased to announce that it has entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A (hereinafter AquaChile) to merge Marine Harvest Chile S.A with AquaChile. The surviving entity will be AquaChile and AquaChile will continue to be listed on the Santiago Stock Exchange on a stand-alone basis.

Transaction

Marine Harvest Chile, including recently acquired Acuinova (asset purchase), will be merged into AquaChile with a net interest bearing debt of USD 65 million. Upon completion of the merger Marine Harvest ASA will own 42.8% of AquaChile.

In conjunction with the merger, Marine Harvest has agreed on a standstill position of its ownership in AquaChile until 15 June 2016. From 15 June 2016 until 15 June 2017, Marine Harvest will have the option to acquire further shares in AquaChile through a tender offer that at a minimum will give Marine Harvest an ownership interest of 55.0%. The price in such a tender offer will be the higher of USD 0.8856 per share and the prevailing stock market price at that time. Inversiones Patagonia (controlled by the Puchi family) and Holding Salmones (controlled by the Fischer family), each controlling approximately 33% of AquaChile prior to the merger, have agreed to tender a number of shares that will secure Marine Harvest an ownership interest of a minimum of 55% if the aforementioned tender offer is launched. After 15 June 2017, the respective standstill and tender offer obligations of Marine Harvest, Inversiones Patagonia and Holding Salmones expire entirely.

The parties have agreed that the business combination will be executed in a way such as to maximize both companies' competitive advantages and expertise, in order to run sustainable salmonids farming operations with a focus on enhancing complementary areas of competence and experience. The combined entity will be the sole vehicle through which AquaChile and Marine Harvest will develop their aquaculture business in the Americas (with the exception of Canada).

Mr. Victor Hugo Puchi will remain as Chairman of the combined entity and will lead the current management teams through the merger and business combination process.

The merger is, among other things, subject to execution of definitive transaction documentation, due diligence, approvals from relevant competition authorities, together with a final approval by the Board of Directors of Marine Harvest ASA and the Board of Directors and the General Meeting of AquaChile and Marine Harvest Chile S.A. The tentative closing date would be in Q3 2015.

Industrial rationale

AquaChile and Marine Harvest Chile had a combined production of 165 thousand tons GWT of salmon and 19 thousand tons WFE of tilapia in 2014. The merged entity is expected to have a production capacity of approximately 260 thousand tons GWT of salmon and 25 thousand tons WFE of Tilapia.

The combination will be an important part of further improving the sustainability of Chilean salmon production through better risk management control and optimization of logistics which in turn is expected to lead to improved fish health and more efficient production.

In a comment, Marine Harvest Chairman Ole-Eirik Lerøy says:

-The merger between AquaChile and Marine Harvest Chile is in line with Marine Harvest's strategy of forming a world leading integrated protein group. Our already strong position within salmon farming in Chile will be further strengthened and the combination of these excellent companies will form a very efficient Chilean entity that also will benefit the entire Chilean industry from a sustainability point of view. The Board believes that such a strategy will provide significant operational benefits, as well as improving and stabilizing the long term earnings for the Group.

LarrainVial is acting as financial advisor for Marine Harvest ASA, and Claro & Cia and Advokatfirma Wiersholm AS are acting as legal advisors.

For queries, please contact:

Alf-Helge Aarskog (CEO) +47 905 97 529
Ivan Vindheim (CFO) +47 958 71 310

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the production capacity of the acquired assets, the expected 2015 harvest volume of the acquired assets, the expected benefits of the transaction for Marine Harvest and the industry, management of the combined entity, Marine Harvest's market position and strategy and the expected closing of the transaction and its timing. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may," "will," "may", "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including operational factors that may affect the production capabilities of the assets subject to the transaction, failure to satisfy conditions precedent for the acquisition, failure to integrate the assets into a single business, and other operating risks that the combined businesses will face. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.